Exhibit 99.1

TuanChe Limited Announces the Appointment of Independent Director of the Board

BEIJING, May 24, 2023 /PRNewswire/ -- TuanChe Limited ("TuanChe" or the "Company") (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced a change in its board of directors (the "Board").

Mr. Fei Han tendered to the Board his resignation as an independent director of the Board, a member of the Audit Committee of the Board and a member of the Nominating and Corporate Governance Committee of the Board for personal reasons, effective from May 24, 2023. Mr. Fei Han's resignation did not result from any disagreement with the Company on any matter relating to the Company's operations, policies or practice.

The Board appointed Mr. Tong Zhang as an independent director of the Board, a member of the Audit Committee of the Board and a member of the Nominating and Corporate Governance Committee of the Board, effective from May 24, 2023. Upon the effectiveness of Mr. Fei Han's resignation and the appointment of Mr. Tong Zhang, the Board consisted of five directors, including three independent directors. As a foreign private issuer, the Company is permitted to rely on home country practice under the Nasdaq Stock Market Rules with respect to its board and committee composition.

Mr. Tong Zhang has over 10 years of experiences in the fields of vehicle trading, e-commerce and technology research, particularly with respect to vehicle electrification, vehicle intelligence and V2X (vehicle-to-everything) technologies. Since 2015, Mr. Tong Zhang has served as vice president of the Automotive Intelligent Industry Research Institute of the Ministry of Industry and Information Technology, where he also serves as the secretary general of the Automotive Intelligent Services Consortium and focuses on the integration of domestic and foreign advanced technologies in the automotive industry, promoting the innovative development and transformation of automotive services. Prior to that, Mr. Tong Zhang served as the deputy director of the China Automobile Dealers Association from 2012 to 2015, where he participated in and presided over the drafting and promulgation of the first national standard in the domestic automobile dealing industry for used car inspection. Mr. Tong Zhang received his bachelor's and master's degrees in economics and management from Beijing Administration College in 2002 and 2004, respectively.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, "We appreciate Mr. Fei Han's contributions and wish him the best in his next endeavor. We welcome Mr. Tong Zhang to our Board. Mr. Tong Zhang is well qualified to serve as an independent director of the Board and possesses substantial experience in vehicle trading, technologies and services. We believe Mr. Tong Zhang's impressive track record of success can effectively facilitate our operating objectives and targets."

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements.

For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans and development and business outlook, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com